September 26, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549
Attn:           H. Roger Schwall, Assistant Director
    Ronald M. Winfrey, Petroleum Engineer

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No.: 001-12534

Ladies and Gentlemen:

We are writing to confirm our telephone conversation of September 25, 2012 with Ronald M. Winfrey, Petroleum Engineer with the Securities and Exchange Commission.  On behalf of Newfield Exploration Company (the “Company”), the Company has received the letter dated September 20, 2012 from the Staff and intends to submit its responses to that letter by October 31, 2012.

Very truly yours,

/s/ George W. Fairchild, Jr.

George W. Fairchild, Jr., Controller